FORM 51-102F3
                             MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

                  Vasogen Inc.
                  2505 Meadowvale Blvd
                  Mississauga, ON L5N 5S2

Item 2            Date of Material Change

                  March 7, 2007

Item 3            News Release

                  A press release with respect to the material change described herein was issued on March 7, 2007 via Canada NewsWire and filed on SEDAR.

Item 4            Summary of Material Change

                  Vasogen appointed Terrance H. Gregg President and CEO.

Item 5            Full Description of Material Change

                  Vasogen Inc. announced that Terrance H. Gregg has succeeded David G. Elsley as President and Chief Executive Officer of Vasogen. Mr. Gregg joined Vasogen's Board of Directors in 1999, was appointed Vice Chairman in November 2005, and became Chairman of the Board in March 2006. David Elsley, who founded Vasogen, will remain a member of Vasogen's Board of Directors and Mr. Gregg will retain his position as Chairman.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument
                  51-102

                  Confidentiality is not requested

Item 7            Omitted Information

                  Not applicable

Item 8            Executive Officer

                  For further information contact Glenn Neumann, Director of Investor Relations, Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 7th day of March, 2007